EXHIBIT 99.1

FreeSeas Inc. Reports Financial Results for the Third Quarter Ended September 30, 2008

       Operating Revenue Increased 357 Percent in Third Quarter

        Company Announces Quarterly Dividend of $.075 Per Share

PIRAEUS, Greece, Nov. 13, 2008 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas" or "the Company"), a provider of seaborne transportation for drybulk cargoes, announced today unaudited operating results for the third quarter ended September 30, 2008.

Financial Highlights

 * Operating revenues grew by 357.5% compared to the same quarter of
   2007, to $22.32 million from $4.88 million.
 * Net income for the third quarter of 2008, was $9.36 million or
   $0.44 basic earnings per share based on 21,171,329 common shares outstanding, compared with a net loss of $0.50 million, or $0.07 basic loss per share based on 6,674,627 common shares outstanding for the same quarter of 2007.
 * Adjusted EBITDA for the quarter ended June 30, 2008 increased by
   537% as compared to the same period in 2007, to $15.11 million from
   $2.37 million.
 * Our average TCE rate for the quarter increased by 67.7% to $28,558 from $17,028 for the year earlier period.

Dividend Information

 * The Company also announced today that it has declared a quarterly dividend of $0.075 per share on its common stock outstanding. The dividend will be paid on November 24, 2008 to shareholders of record as of December 3, 2008.

Fleet Developments

Overall, FreeSeas reported a 191% increase in operating days in the third quarter of 2008 compared with same period in 2007 reflecting approximately 8.3 vessels in 2008 as opposed to an average of 3.2 in the same quarter of 2007.

Free Destiny

July 23: The Company announced that the Free Destiny was delivered to her charterers for a 60 to 90 day spot charter at a rate of $28,500 per day.

September 18: FreeSeas announced that the Free Destiny had been delivered to her charterers for spot charter of approximately 40 days at a rate of $18,000 per day.

Free Envoy

July 9: The Company announced that the Free Envoy was delivered to her charterers for a time charter of approximately one year at a rate of $32,000 per day.

Free Lady

July 7: The Free Lady, a 2003-built, 50,246 dwt Handymax vessel, was delivered to FreeSeas and began a two-year time charter at a rate of $51,150 per day

Free Maverick

September 2: FreeSeas announced that it had taken delivery of the 1998-built, 23,994 dwt Handysize vessel Free Maverick. The Free Maverick is currently employed on a time-charter through April/July 2009 at $32,000 per day.

Mr. Ion Varouxakis, President and CEO, commented, "Over the past two years we have built a solid operating company. We have modernized and dramatically increased the size of our fleet. We have entered into valuable charter contracts with some of the most credit-worthy charterers in our industry. We have invested in the handysize segment, which represents less charter volatility. Today's results are the culmination of many years of hard work and carefully thought out investment and operational decisions. We have today announced net income for the third quarter of 2008 in excess of $9.3 million compared to a loss of $0.5 million in the comparable period last year. FreeSeas has a sustainable position in the market."

Varouxakis continued, "As we announce these results, we are witnessing a complete change, if not reversal, in the business environment as the current global financial crisis has slowed international trade and caused a drop in charter rates from all-time highs in May to below vessel operating costs. We expect to take advantage of attractive acquisition opportunities which may arise only once in a generation.

Our Board has determined that the company's strategy must adapt to the new reality. Retaining cash will add to our financial flexibility in order to aggressively take advantage of the opportunities as they are presented.

Therefore, our Board has decided to revise our dividend policy. The dividend shall now represent 50% of distributable cash flow, after taking into consideration the company's expenses, debt service, and reserves including reserves for further capital investments into the shipping sector, as may be determined each quarter by the Board of Directors. We believe that better long-term value can be achieved for our shareholders under this new policy. In accordance with this revised policy, we have declared, today, a dividend of $.075 per share with respect to the third quarter of 2008. Based upon our closing stock price of $1.98, this represents a current yield of 15.2%."

Mr. Varouxakis concluded, "With substantial insider ownership of outstanding common stock, we have given due consideration to the expectations that had been set in the past, measured against a dramatically reshaped business environment. We are confident that our shareholders will realize, in the light of the Company's exceptionally strong performance, that we are making these decisions from a position of strength."

Conference Call

As previously announced, the Company will host a conference call on November 13, 2008 at 4:15PM Eastern Time to review the results as well as management's outlook for the business. The call, which will be hosted by FreeSeas' management, may contain information beyond what is included in this earnings press release.

To participate in the call from the United States or Canada, please dial +1.888.694.4702 approximately five minutes prior to the starting time. To participate in the call outside the United States or Canada, please dial +1-973-582-2741 five minutes prior to the starting time. The Conference ID is 7249-2444.

Two hours after the completion of the conference call, a digital recording of the call will be available for seven days, and can be accessed by dialing +1.800.642.1687 from inside the United States or Canada and +1.706.645.9291 from outside the United States or Canada and entering the Conference ID 7249-2444.

The call, which will be simultaneously broadcast live over the Internet, can be accessed at: http://www.videonewswire.com/event.asp?id=52848. The online archive of the broadcast will be available within one hour of the live call at the same web address and will remain available for one month.

 Current fleet:
 ---------------------------------------------------------------------
 Vessel Name     Dwt      Vessel Type  Built   Employment
 ---------------------------------------------------------------------
 Free Destiny    25,240   Handysize    1982    Employment pending
 ---------------------------------------------------------------------
 Free Envoy      26,318   Handysize    1984    One-year time-charter
                                               at $32,000 p/d through
                                               June/August 2009
 ---------------------------------------------------------------------
 Free Goddess    22,051   Handysize    1995    Two-year time-charter
                                               through November 2009
                                               at $19,250 p/d
 ---------------------------------------------------------------------
 Free Hero       24,318   Handysize    1995    Time-charter through
                                               December 2008 /February
                                               2009 at $14,500 p/d
 ---------------------------------------------------------------------
 Free Impala     24,111   Handysize    1997    One-year time-charter
                                               through April 2009 at
                                               $31,500 p/d
 ---------------------------------------------------------------------
 Free Jupiter    47,777   Handymax     2002    Three-year time-charter
                                               through February 2011
                                               at $32,000/28,000/
                                               24,000 p/d
 ---------------------------------------------------------------------
 Free Knight     24,111   Handysize    1998    One-year time-charter
                                               through March 2009 at
                                               $31,500 p/d
 ---------------------------------------------------------------------
 Free Lady       50,246   Handymax     2003    Two-year time-charter
                                               through June/ September
                                               2010 at $51,150 p/d
 ---------------------------------------------------------------------
 Free Maverick   23,994   Handysize    1998    Time-charter through
                                               April/July 2009 at
                                               $32,000 p/d
 ---------------------------------------------------------------------

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of seven Handysize vessels and two Handymax vessels. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at www.sec.gov. For more information about FreeSeas Inc., please go to our corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

 FREESEAS INC.

 CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS
 (All amounts in tables in thousands of United States dollars, except for share data)

                                             September 30,
                                                 2008     December 31,
                                              (Unaudited)     2007
                                              -----------------------
 ASSETS
 ------

 CURRENT ASSETS:
 Cash and cash equivalents                    $     4,119 $    63,394
 Trade receivables, net                               391          60
 Insurance claims                                  16,121      16,116
 Due from related party                             1,580       1,037
 Inventories                                          611         499
 Back log assets                                    1,587
 Prepayments and other                              1,015         334
                                              -----------------------
       Total current assets                   $    25,424 $    81,440

 Fixed assets, net                                279,774     108,021
 Deferred charges, net                              3,899       2,161
 Restricted cash                                    1,500         350
                                              -----------------------
       Total non-current assets               $   285,173 $   110,532

                                              -----------------------
       Total assets                           $   310,597 $   191,972
                                              =======================

 LIABILITIES AND SHAREHOLDERS' EQUITY
 ------------------------------------

 CURRENT LIABILITIES:
 Account payable                              $    10,016 $     3,181
 Accrued liabilities                                8,557      16,713
 Unearned revenue                                   1,531         783
 Deferred revenue-current portion                     277       1,620
 Derivatives financial instruments at fair
  value                                               256
 Bank loans - current portion                      55,200      11,800
                                              -----------------------
       Total current liabilities              $    75,837 $    34,097

 Derivatives financial instruments at fair
  value                                               582         749
 Deferred revenue                                     877
 Bank loans - net of current portion              116,250      44,500
                                              -----------------------
       Total long term  liabilities           $   117,709 $    45,249

 Commitments and contingencies
 SHAREHOLDERS' EQUITY:
 Common stock                                          20          20
 Additional paid-in capital                       110,297     115,464
 Retained earnings accumulated/(deficit)            6,734      (2,858)
                                              -----------------------
       Total shareholders' equity             $   117,051 $   112,626
                                              -----------------------
       Total liabilities and shareholders'
        equity                                $   310,597 $   191,972
                                              =======================

 FREESEAS INC.

 CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
 (All amounts in thousands of United States dollars, except for share and per share data)

                        For the three months     For the nine months
                             ended                     ended
                       30-Sep-08   30-Sep-07   30-Sep-08   30-Sep-07
                      (Unaudited) (Unaudited) (Unaudited) (Unaudited)
                      ----------- ----------- ----------- -----------
 OPERATING REVENUES   $    22,320 $     4,879 $    45,900 $    12,709

 OPERATING EXPENSES:
 Vessel operating ex-
  penses                   (4,797)     (1,319)    (12,178)     (3,632)
 Voyage expenses             (105)       (289)       (185)       (328)
 Depreciation expense      (3,940)     (1,148)     (8,980)     (2,615)
 Amortization of defe-
  rred charges               (244)       (206)       (518)       (603)
 Management and other
  fees to a related
  party                      (582)       (225)     (1,614)       (585)
 Commissions               (1,082)       (265)     (2,242)       (747)
 Stock-based compensa-
  tion expense                (28)        (25)        (82)        (75)
 General and adminis-
  trative expenses           (707)       (330)     (2,013)     (1,314)
 Gain on sale of
  vessel                                                        1,369
                      ----------- ----------- ----------- -----------
   Income  from
    operations        $    10,835 $     1,072 $    18,088 $     4,179

 OTHER INCOME
  (EXPENSE):
 Interest and  finance
  costs               $    (1,573)$    (1,310)$    (4,093)$    (1,863)
 Loss on debt exting-
  uishment                                           (639)
 Change in derivatives
  fair value                  (36)       (362)        (90)       (362)
 Interest income               38         157         573         196
 Other (expense)               92         (55)        (13)        (25)
                      ----------- ----------- ----------- -----------
                      $    (1,479)$    (1,570)$    (4,262)$    (2,054)
                      ----------- ----------- ----------- -----------

                      ----------- ----------- ----------- -----------
 Net income\(loss)    $     9,356 $      (498)$    13,826 $     2,125
                      =========== =========== =========== ===========

 Basic earnings\(loss)
  per share           $      0.44 $     (0.07)$      0.66 $      0.33
 Diluted earnings\
  (loss) per share    $      0.43 $     (0.07)$      0.62 $      0.30

 Weighted average
  number of shares:
 Basic                 21,171,329   6,674,627  20,950,346   6,347,850
 Diluted               21,539,704   6,674,627  22,330,808   6,996,198

 FREESEAS INC.

 PERFORMANCE INDICATORS
 (All amounts in tables in thousands of United States dollars, except for fleet data )

                         Three Months Ended      Nine Months Ended
                       30-Sep-08   30-Sep-07   30-Sep-08   30-Sep-07
 EBITDA (1)           $    15,111 $     2,371 $    27,573 $     7,372
 Fleet Data:
 Average number of
  vessels (2)                8.26        3.24        6.80        2.85
 Ownership days (3)           760         298       1,864         776
 Available days (4)           760         269       1,810         747
 Operating days (5)           740         254       1,693         715
 Fleet utilization (6)       97.4%       85.2%       90.8%       92.1%
 Average Daily Results:
 Average TCE rate (7) $    28,558 $    17,028 $    25,678 $    16,271
 Vessel operating ex-
  penses (8)                6,311       4,426       6,533       4,680
 Management fees (9)          601         755         665         754
 General and adminis-
  trative expenses(10)        955       1,299       1,189       1,838
 Total vessel opera-
  ting expenses (11)  $     6,912       5,181       7,198       5,434

 (1) EBITDA reconciliation to net income:

 Adjusted EBITDA represents net earnings before interest, taxes, depreciation and amortization and change in the fair value of derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted
 EBITDA may not be comparable to that reported by other companies.
 Adjusted EBITDA is included herein because it is an alternative measure of our liquidity, performance and indebtedness. The following is a reconciliation of adjusted EBITDA to net income:

                          Three Months Ended      Nine Months Ended
                       30-Sep-08   30-Sep-07   30-Sep-08   30-Sep-07
                      ----------- ----------- ----------- -----------
 Net income (loss)    $     9,356 $      (498)$    13,826 $     2,125
 Depreciation and amo-
  rtization                 4,184       1,354       9,498       3,218
 Change in derivatives
  fair value                   36         362          90         362
 Interest and finance
  cost                      1,535       1,153       3,520 $     1,667
 Loss on debt exting-
  uishment                                            639
                      ----------- ----------- ----------- -----------
 Adjusted EBITDA      $    15,111 $     2,371 $    27,573 $     7,372
                      =========== =========== =========== ===========

 (2) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

 (3) Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

 (4) Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

 (5) Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

 (6) We calculate fleet utilization by dividing the number of our fleet's operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or other surveys. Note that there is some variability within the industry on this definition and we believe that our definition represents a conservative approach.

 (7) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period.
 Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

                        Three Months Ended        Nine Months Ended
                       30-Sep-08   30-Sep-07   30-Sep-08    30-Sep-07
                      ----------- ----------- ----------- -----------
 Operating revenues   $    22,320 $     4,879 $    45,900 $    12,709
 Voyage expenses and
  commissions              (1,187)       (554)     (2,427)     (1,075)
 Net operating
  revenues                 21,133       4,325      43,473      11,634
 Operating days               740         254       1,693         715
                      ----------- ----------- ----------- -----------
 Time charter equiva-
  lent daily rate     $    28,558 $    17,028 $    25,678 $    16,271
                      =========== =========== =========== ===========

 (8) Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

                          Three Months Ended      Nine Months Ended
                       30-Sep-08   30-Sep-07   30-Sep-08   30-Sep-07
                      ----------- ----------- ----------- -----------
 Vessel operating
  expenses            $     4,797 $     1,319 $    12,178 $     3,632
 Ownership days               760         298       1,864         776
                      ----------- ----------- ----------- -----------
 Daily vessel opera-
  ting expense        $     6,311 $     4,426 $     6,533 $     4,680
                      =========== =========== =========== ===========

 (9) Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.

 (10) Average daily general and administrative expenses are
 calculated by dividing general and administrative expenses by operating days for the relevant period.

 (11) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees.
 Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

CONTACT:  FreeSeas Inc.
          Ion Varouxakis, Chief Executive Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          www.freeseas.gr
          89 Akti Miaouli Street
          185 38 Piraeus, Greece

          Cubitt Jacobs & Prosek Communications
          Investor Relations / Financial Media:
          Thomas J. Rozycki, Jr., Sr. Vice President
          +1.212.279.3115 x208
          Fax: +1.212.279-3117
          trozycki@cjpcom.com
          www.cjpcom.com
          350 Fifth Avenue - Suite 3901
          New York, NY 10118, USA